UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-41085

SNOW LAKE RESOURCES LTD.
(Translation of registrant's name into English)

360 Main St 30th Floor
Winnipeg, Manitoba R3C 4G1 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F  ☐ Form 40-F

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Explanatory Note

On April 17, 2025, Snow Lake Resources Ltd. (the "Company") distributed a meeting circular and certain other related materials to its shareholders of record as of March 31, 2025 (the "Meeting Materials") in connection with its 2025 Annual General and Special Meeting of Shareholders to be held on May 8, 2025. The Meeting Materials are filed as exhibits to this Report on Form 6-K.

Exhibit 99.1 included with this Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form S-8 (No. 333-261358) and on Form F-3 (No. 333-272324) and shall be deemed to be a part thereof from the date on which this Report on Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Snow Lake Resources Ltd. 2025 Annual General and Special Meeting Circular

99.2	Form of Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SNOW LAKE RESOURCES LTD.
(Registrant)

Date: April 17, 2025	By	/s/ Kyle Nazareth
Kyle Nazareth
Chief Financial Officer